Exhibit 99.1

Cenovus announces pricing for cash tender offers

Calgary, Alberta (June 18, 2019) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has determined the pricing for the previously announced cash tender offers (the “Tender Offers”) for up to US$748,009,000 aggregate principal amount (the “Revised Maximum Amount”) of its 4.450% Notes due 2042, 5.200% Notes due 2043, 3.000% Notes due 2022, 4.250% Notes due 2027, 5.250% Notes due 2037, 5.400% Notes due 2047 and 3.800% Notes due 2023 (collectively, the “Notes”). The Tender Offers were made to all registered holders (individually, a “Holder” and collectively, the “Holders”) of the Notes upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2019 (as amended or supplemented from time to time, the “Offer to Purchase”) and related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer Documents”).

Cenovus will pay Holders who validly tendered and did not validly withdraw their Notes at or prior to 5:00 p.m. New York City time, on June 17, 2019 (the “Early Tender Date”) the Total Consideration specified in the table below for Notes accepted for purchase, plus accrued and unpaid interest on those Notes from the last interest payment date with respect to those Notes to, but not including, the Early Settlement Date (as defined below). The Total Consideration was determined in the manner described in the Offer Documents based on the yield to maturity of the U.S. Treasury reference securities specified in the table below (the “UST Reference Security”), as determined at 10:00 a.m. New York City time, on June 18, 2019, plus a fixed spread, calculated in accordance with the Offer Documents.

The Total Consideration to be paid for the 4.450% Notes due 2042 and 5.200% Notes due 2043 accepted for purchase is set forth in the table below.

Title of Notes	CUSIP/ISIN	Principal Amount Outstanding	UST Reference Security	Acceptance Priority Level	Reference Yield	Fixed Spread (bps)	Total Consideration[1]
4.450% Notes due 2042	15135UAH2/ US15135UAH23	US$673,825,000	3.000% UST due 2/15/2049	1	2.560%	230	US$943.21
5.200% Notes due 2043	15135UAK5/ US15135UAK51	US$300,174,000	3.000% UST due 2/15/2049	2	2.560%	265	US$998.55

1Per US$1,000 principal amount and includes the Early Tender Payment of US$30.00 per US$1,000 principal amount of Notes for each Series.

Settlement for Notes that were validly tendered (and not validly withdrawn) on or before the Early Tender Date and that are accepted for purchase will occur on the “Early Settlement Date”, which will be determined at Cenovus’s option and is currently expected to occur on June 19, 2019, subject to all conditions to the Tender Offers having been either satisfied or waived by Cenovus. As the Tender Offers were fully subscribed as of the Early Tender Date, Holders who validly tender Notes after such date and on or before the Expiration Date (as defined in the Offer Documents) will not have any of their Notes accepted for purchase. Since the Withdrawal Deadline (as defined in the Offer Documents) has passed, Notes tendered pursuant to the Tender Offers may no longer be withdrawn, except as required by law.

Cenovus has retained Barclays Capital Inc. and MUFG Securities Americas Inc. to act as Dealer Managers for the Tender Offers. D.F. King & Co., Inc. (“DF King”) has been retained to act as the Tender and Information Agent for the Tender Offers. For additional information regarding the terms of the Tender Offers, please contact Barclays Capital Inc. at (800) 438-3242 (toll free) or (212) 528-7581 (collect) or MUFG Securities Americas Inc. at (877) 744-4532 (toll free) or (212) 405-7481 (collect). Requests for documents and questions regarding the tendering of Notes may be directed to DF King either by email at cve@dfking.com, or by phone (212) 269-5550 (for banks and brokers only) or (866) 796-7182 (for all others toll free).

This news release does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, or the solicitation of tenders with respect to, the Notes. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Tender Offers are being made solely pursuant to the Offer to Purchase and the related Letter of Transmittal made available to Holders of the Notes. None of Cenovus, the Dealer Managers, the Tender and Information Agent or the trustee with respect to the Notes, or any of their respective affiliates, is making any recommendation as to whether or not Holders should tender or refrain from tendering all or any portion of their Notes in response to the Tender Offers. Holders are urged to evaluate carefully all information in the Offer to Purchase and the related Letter of Transmittal, consult their own investment and tax advisers and make their own decisions whether to tender Notes in the Tender Offers, and, if so, the principal amount of Notes to tender.

Forward-Looking Information

This document contains certain forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of the company’s experience and perception of historical trends. Forward-looking statements include statements regarding the terms and timing for completion of the Tender Offers, including the acceptance for purchase of any Notes validly tendered and the expected Early Settlement Date and the Expiration Date; and the satisfaction or waiver of certain conditions of the Tender Offers. Forward-looking information in this document is identified by words such as “believe”, “expect”, “plan”, “should”, “potential”, “capacity”, “strategy”, “target”, “focus” or similar expressions and includes suggestions of future outcomes, including statements about Cenovus’s strategy.

Readers are cautioned not to place undue reliance on forward-looking information as the company’s actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include: the successful and timely completion of the Tender Offers, and other risks and uncertainties described from time to time in the filings Cenovus makes with securities regulatory authorities.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of Cenovus’s material risk factors, see “Risk Management and Risk Factors” in Cenovus’s most recent annual and quarterly Management’s Discussion

& Analysis (MD&A), and risk factors described in other documents Cenovus files from time to time with securities regulatory authorities, all of which are available on SEDAR at sedar.com and EDGAR at sec.gov.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by responsibly developing its assets in a safe, innovative and efficient way. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges.

CENOVUS CONTACTS: Investor Relations Investor Relations general line 403-766-7711	Media Media Relations general line 403-766-7751

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